BARRY HOLLANDER

319 CLEMATIS STREET, SUITE 400

WEST PALM BEACH, FL. 33401

February 28, 2013

G. Landon Feazell

Chief Executive Officer

Quture International, Inc.

200 Magnolia Avenue

Daytona Beach, FL. 32214

RE: Resignation

Dear Landon:

This letter is official notice of my resignation as Chief Financial Officer of Quture International, Inc. (“Quture”), effective as of February 28, 2013 (my “Resignation Date”). Effective that date, I am also resigning as an officer in any of the affiliated companies owned or managed by Quture. This letter is also official notice of my resignation as a member of the Board of Directors of Quture, effective March 29, 2013.

Very truly yours,

/s/Barry Hollander

Barry Hollander